[Translation]

                                                                 July 28, 2008

To Whom It May Concern:


                                       Company Name:  Toyota Motor Corporation
                                       Name and Title of Representative:
                                          Katsuaki Watanabe, President
                                       (Code Number: 7203
                                          Securities Exchanges throughout Japan)
                                       Name and Title of Contact Person:
                                          Takuo Sasaki
                                          General Manager, Accounting Division
                                          (Telephone Number: 0565-28-2121)


             Notice regarding Conversion of Central Motor Co., Ltd.
             ------------------------------------------------------
                 into a Wholly-owned Subsidiary by TOYOTA MOTOR
                 ----------------------------------------------
                    CORPORATION through Simple Share Exchange
                    -----------------------------------------




Tokyo - TOYOTA MOTOR CORPORATION ("TMC") announced today that TMC and Central Motor Co., Ltd. ("Central Motor") have signed a share exchange agreement by which Central Motor shall become a wholly-owned subsidiary of TMC and TMC shall become the parent company of Central Motor as described below ("the Share Exchange"), each company having adopted a resolution approving the Share Exchange at a meeting of its board of directors held today. The effective date of the share exchange agreement will be October 1, 2008.

The Share Exchange is subject to the approval of the share exchange agreement by shareholders at the extraordinary general meeting of shareholders of Central Motor scheduled to be held on September 3, 2008, after which the Share Exchange will take effect on October 1, 2008. TMC is not required to obtain approval from shareholders at its general shareholders' meeting, as TMC will implement the Share Exchange through the process of "simple share exchange" under Article 796, Paragraph 3 of the Corporation Act of Japan.

Please note that some of the disclosure  items and contents are omitted  herein,
because  the  Share  Exchange  is  a  "simple  share   exchange"  to  convert  a
consolidated subsidiary into a wholly-owned subsidiary.


1. Purpose of converting Central Motor into a wholly-owned subsidiary through the Share Exchange

Due to the globally escalating price of oil and the globally increasing interest in environmental issues, the demand for energy-efficient small automobiles continues to expand inside and outside Japan. On the other hand, this trend is leading to even more competition among manufacturers. While we carry on high-level domestic production mainly for export, we face some important management issues such as securing human resources in Japan, disaster risk dispersion, and the need for a quick response to changing global demand.

Given such conditions, TMC is establishing a structure to flexibly meet the change in global demand. This structure is represented by the development of the Toyota Group's third manufacturing base in North East Japan, following Chubu and North Kyushu, where we will consolidate the production of key components. This will save logistics costs, improve global competitiveness of small cars, and streamline the "domestic trilateral framework" that helps us in recruitment, disaster risk dispersion and further enhancement of domestic bases with experienced workers.

Central Motor is a car assembly company in the Toyota Group, and the main business of Central Motor is the manufacturing of the bodies of passenger cars such as the Corolla Axio and the Yaris. As a result of the Share Exchange, TMC and Central Motor will establish an even stronger relationship and pursue the establishment of a further efficient production system in the Toyota Group and the further improvement of quality and cost competitiveness, including the moving of Central Motor's head office plant to Miyagi Prefecture, with the aim of starting operations in 2010.


2.  Outline of the Share Exchange

(1) Timeline

Board of Directors Meeting to resolve the    (Both companies)            Monday, July 28, 2008
Share Exchange
Execution of the Share Exchange Agreement    (Both companies)            Monday, July 28, 2008
Public notice of the Record Date of the      (Central Motor)             Tuesday, July 29, 2008 (Planned)
Extraordinary General Meeting of
Shareholders
Record Date of the Extraordinary General     (Central Motor)             Wednesday, August 13, 2008 (Planned)
Meeting of Shareholders
Extraordinary General Meeting of             (Central Motor)             Wednesday, September 3, 2008 (Planned)
Shareholders to approve the Share Exchange
Scheduled date of the Share Exchange                                     Wednesday, October 1, 2008 (Planned)
(Effective Date)
Date of Share Certificate Delivery                                       November, 2008 (Planned)


(Note 1) TMC will implement the Share Exchange by means of a "simple share exchange" under Article 796, Paragraph 3 of the Corporation Act which does not require approval by shareholders at its general shareholders' meeting.
(Note 2) The scheduled date of the Share Exchange is subject to change by mutual agreement between TMC and Central Motor.

(2) Share Exchange Ratio

        ----------------------- ---------------------------------------- ----------------------------------------
               Company                            TMC                                 Central Motor
                                           (Parent Company)                     (Wholly-owned Subsidiary)
        ----------------------- ---------------------------------------- ----------------------------------------
        Share Exchange                             1                                      0.23
        Ratio
        ----------------------- ---------------------------------------- ----------------------------------------
        Number of Shares to     Common Stock:  1,683,600 shares
        be delivered in the     (TMC  will  allot  to  Central  Motor  shareholders  1,683,600  shares  of TMC's
        Share Exchange          treasury stock in the Share Exchange.)
        ----------------------- ---------------------------------------------------------------------------------

          (Note 1) Share Exchange Ratio
                 ----------------------
                    0.23 shares of TMC common stock will be delivered in exchange for one share of Central Motor stock in the Share Exchange. However, TMC common stock will not be delivered in the Share Exchange in exchange for the 6,680,000 shares of Central Motor stock which are held by TMC.

          (Note 2) Treatment of Shares less than One Unit
                -----------------------------------------
                    Shareholders who will hold shares less than one unit of TMC stock (less than 100 shares) as a result of the Share Exchange will be unable to sell such shares on the securities exchanges. The shareholders who will hold shares less than one unit of TMC stock can utilize the "system for purchase of shares less than one unit" (sale of shares less than 100 shares).

          (Note 3) Treatment of Fractions of less than One Share
                ------------------------------------------------
                    If the number of the shares that shall be delivered to any shareholder as a result of the Share Exchange includes a fraction of less than one share, a cash amount in proportion to the fractions attributed to the Share Exchange will be paid to such shareholder in accordance with Article 234 of the Corporation Act.


(3) Basis for Calculation of the Share Exchange Ratio

          In order to ensure the fairness and appropriateness of the share exchange ratio, TMC and Central Motor selected Nomura Securities Co., Ltd. ("Nomura") and Seiei Audit & Co. ("Seiei") as their respective third party institution to perform calculation of the share exchange ratio.

          In calculating the value per share, Nomura applied an Average Market Price Analysis to TMC stock and a Comparable Companies Analysis as well as a DCF (Discounted Cash Flow) Analysis to Central Motor stock; while Seiei applied a Market Price Average Analysis to TMC stock, and a Comparable Companies Analysis, DCF Analysis and Market Value Based Net Asset Analysis to Central Motor stock.

          As a result of subsequent discussion and negotiation between TMC and Central Motor which took into account the results of the calculations referred to above, each company approved the share exchange ratio at its board of directors meeting held on July 28, 2008 and signed the share exchange agreement on the same day. The above-mentioned share exchange ratio is subject to change by mutual agreement between TMC and Central Motor in the event of a substantial change in the conditions on which the calculations are based.

(4) Wholly-owned Subsidiary's Treatment of Stock Acquisition Rights and Bonds with Stock Acquisition Right

       Central Motor has not issued any stock acquisition rights or bonds with stock acquisition right.

3. Overview of Parties to Stock Exchange (as of March 31, 2008)

------------- ------------------------- ------------------------------------- --------------------------------------
(1)           Trade Name                      Toyota Motor Corporation               Central Motor Co., Ltd.
                                                  (Parent Company)                  (Wholly-owned Subsidiary)
------------- ------------------------- ------------------------------------- --------------------------------------
(2)           Businesses                 Design, manufacture and sale of      Auto body manufacturing;
                                         automobiles and related components   Design, production, set-up, etc. and
                                         and products;                        sale of automotive production
                                         Financial services;                  equipment;
                                         Housing-related services;            Industrial waste disposal;
                                         IT/Communication services;           Manufacturing and sale of non-auto
                                         and others                           plate pressing products, etc.;
                                                                              and others
------------- ------------------------- ------------------------------------- --------------------------------------
(3)           Date Established          August 27, 1937                       September 4, 1950
------------- ------------------------- ------------------------------------- --------------------------------------
(4)           Head Office Address       1 Toyota-Cho, Toyota City, Aichi      4-12 Ohyama-Cho, Sagamihara City,
                                        Prefecture, Japan                     Kanagawa Prefecture, Japan
------------- ------------------------- ------------------------------------- --------------------------------------
(5)           Representatives           Katsuaki Watanabe, President          Kanji Ishii, President
------------- ------------------------- ------------------------------------- --------------------------------------
(6)           Capital                   397,050 million yen                   1,300 million yen
------------- ------------------------- ------------------------------------- --------------------------------------
(7)           No. of Shares Issued      3,447,997,492 shares                  14,000,000 shares
------------- ------------------------- ------------------------------------- --------------------------------------
(8)           Net Asset                 11,869,527 million yen                13,921 million yen (consolidated)
                                        (consolidated)
------------- ------------------------- ------------------------------------- --------------------------------------
(9)           Total Asset               32,458,320 million yen                33,363 million yen (consolidated)
                                        (consolidated)
------------- ------------------------- ------------------------------------- --------------------------------------
(10)          Fiscal Year Ending        March 31                              March 31
------------- ------------------------- ------------------------------------- --------------------------------------
              Major Shareholders        The Master Trust Bank of Japan,       Toyota Motor Corporation (47.71%);
              (Shareholding Ratio)      Ltd. (6.29%); Japan Trustee Services  Kanto Auto Works, Ltd. (19.71%);Toyota
(11)                                    Bank, Ltd. (6.29%); Toyota Industries Auto Body Co., Ltd. (9.19%)

------------- ------------------------- ------------------------------------- --------------------------------------
                                        Corporation (5.81%)
------------- ------------------------- ------------------------------------- --------------------------------------


4. Information on the Parent Company after the Share Exchange

------------- -------------------------- ---------------------------------------------------------------------------
(1)           Trade Name                 Toyota Motor Corporation
------------- -------------------------- ---------------------------------------------------------------------------
------------- -------------------------- ---------------------------------------------------------------------------
(2)           Businesses                  Design, manufacture and sale of automobiles and related components and products; Financial services; Housing-related services; IT/Communication services; and others
------------- -------------------------- ---------------------------------------------------------------------------
------------- -------------------------- ---------------------------------------------------------------------------
(3)           Head Office Address        1 Toyota-Cho, Toyota City, Aichi Prefecture, Japan
------------- -------------------------- ---------------------------------------------------------------------------
------------- -------------------------- ---------------------------------------------------------------------------
(4)           Representative             Katsuaki Watanabe, President
------------- -------------------------- ---------------------------------------------------------------------------
------------- -------------------------- ---------------------------------------------------------------------------
(5)           Capital                    397,050 million yen  (There will be no change in capital as a result of the Share Exchange)
------------- -------------------------- ---------------------------------------------------------------------------
------------- -------------------------- ---------------------------------------------------------------------------
(6)           Fiscal Year Ending         March 31
------------- -------------------------- ---------------------------------------------------------------------------
------------- -------------------------- ---------------------------------------------------------------------------
(7)           Outlook  after  the Share  The Share Exchange will have little impact on our financial performance
              Exchange                   (both consolidated and unconsolidated).
------------- -------------------------- ---------------------------------------------------------------------------


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